CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HANSEN MEDICAL, INC.

Hansen Medical, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST:    The name of the corporation is Hansen Medical, Inc.

SECOND:    The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 23, 2002, under the name of Autocath, Inc.

THIRD:    That the Board of Directors of the Corporation adopted resolutions setting forth a proposed amendment of the Corporation’s Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated to read in its entirety as follows:

“A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is forty million (40,000,000) shares. Thirty million (30,000,000) shares shall be Common Stock, each having a par value of one hundredth of one cent ($0.0001). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one hundredth of one cent ($0.0001).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all of any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each ten shares of the Company’s Common Stock, par value $0.0001 par value (“Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and combined into (the “Reclassification”) one share of Common Stock, par value $0.0001 per share, of the Company (“New Common Stock”) with cash being paid, without interest, in lieu of any fractional share of New Common Stock that would otherwise be issued. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock (an “Old Certificate”) will be exchanged upon surrender thereof to Computershare Shareowner Services LLC (the “Exchange Agent”) for (a) a certificate representing the number of shares of New Common Stock (a “New Certificate”), rounded down to the nearest whole number, determined by dividing the number of shares of Old Common Stock represented by the Old Certificate immediately prior to the Effective Time by ten and (b) the right to receive a cash payment, without interest, in lieu of any fraction of a share of New Common Stock that would have been represented by such New Certificate if fractional shares of New Common Stock had been issued in the Reclassification, in an amount, rounded down to the nearest cent, equal to such fraction multiplied by the average high and low trading prices of the shares on the NASDAQ Global Market for the five trading days immediately prior to the Effective Time multiplied by ten. Shares of Old Common Stock held electronically in book-entry form will, from and after the Effective Time represent, (a) automatically and without the necessity of surrendering the same for exchange, the number of shares of New Common Stock, rounded down to the nearest whole number, determined by dividing the number of shares of Old Common Stock so held immediately prior to the Effective Time by ten and (b) the right to receive, upon surrender of any stock certificates representing Old Common Stock also held by the stockholder holding such shares of Old Common Stock in book-entry form to the Exchange Agent for exchange, a cash payment, without interest, in lieu of any fraction of a share of New Common Stock that would have been held electronically in book-entry form if fractional shares of New Common Stock had been issued in the Reclassification, in an amount, rounded down to the nearest cent, equal to such fraction multiplied by the average high and low trading prices of the shares on the NASDAQ Global Market for the five trading days immediately prior to the Effective Time multiplied by ten.

D. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).”

FOURTH:    This Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 22nd day of September, 2015.

HANSEN MEDICAL, INC. By:
/s/ Cary G. Vance

Cary G. Vance, President and Chief Executive Officer